LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

 Admitted in California

Tuesday, July 12, 2005

Via Overnight Courier and Edgar

Mail Stop 0406

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Mark P. Shuman – Branch Chief - Legal

Re:

Sprout Development Inc.

Form F-1, Amendment No. 3, Filed May  10, 2005

File Number 333-119735

Dear Mr. Shuman:

We are in receipt of your comment letter dated June 14, 2005, with regards to the above-referenced filing. Based on our conversation with Ms. Maryse Mills-Apenteng regarding such comment letter, we sending this response letter to you via facsimile for review prior to filing via Edgar a further amendment to the registration statement and prior to this response letter.

Comment

1. See prior comment 9. We note that each of the additional risk factors on page 9 includes a subheading that merely states a fact or facts about the company's business without identifying in the subheading the risk associated with that set of facts. For example, risk factor 6 states that you have not conducted any marketing tests or studies on your software concept. Please revise this and the other two subheadings to state briefly the risk associated with the facts.

Response

We note this comment and have revised the subheadings referenced by this comment.

Comment

2. Based on your representations to us that the distribution ratio was determined between Mr. Durward, President of Puroil, and Mr. Cozac, then Director of Puroil, who became President of Sprout "after the offering was closed," and your disclosure that the ratio was determined by negotiation between the Puroil President and the Puroil Class D preferred shareholders on page 15, it appears that the offering of the Sprout shares to Puroil shareholders was commenced prior to filing the registration statement. The July 22, 2004 Special Resolution of the Board describing the terms and conditions attached to the Class D preferred shares, which includes the Sprout distribution, supports the conclusion that an offer occurred in 2004, prior to filing the registration statement. It would appear, therefore, that the registration statement should not include the distribution, which was commenced outside of the registration process. Rather, the distribution should be completed outside the registration process in reliance on an available exemption. We continue to believe that the registration statement should be limited to the resale of the Units and the components thereof, as well as the exercise of warrants by transferees of the shareholders of Puroil who resell those warrants. Please provide us with your analysis of why you disagree with our conclusion that an offer to distribute the Sprout shares occurred prior to filing the registration statement or amend the filing in the manner described above.

Response

Sprout Development does not agree that a distribution of the Units has already occurred. Nevertheless, Sprout Development is willing to accept the SEC’s position on this matter for purposes of this registration statement, and remove registration of distribution of the Units from the registration statement. The next amendment to the F-1 will reflect this revision.

Since Sprout did not effect or cause the distribution of the Units to the Puroil shareholders, it would be inappropriate for it to make a definitive statement in this correspondence on behalf of Puroil as to which exemption from registration Puroil relied upon for such distribution. However, it appears that an exemption was not required since the distribution of the Sprout Units by Puroil was done without any direct or indirect compensation or benefit to Puroil. Without the receipt of any compensation, the distribution would not be regarded as a sale of a security under Section 5 of the Securities Act and therefore no registration nor an exemption to registration would be required.

Comment

3. You represent in the prospectus that Sprout Development does not expect that the distribution of the Units will result in any material U.S. tax consequences on U.S. shareholders of Puroil. The conclusion that the transaction is tax-free to shareholders is material to investors and must be supported by an opinion of counsel or an independent public or certified accountant. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K

Response

Given the fact that the distribution of the Units is being removed from the registration statement, this comment regarding the tax consequences is moot as this transaction will not be part of the registration statement. Therefore, we do not believe that a tax opinion is required by the regulations for this offering.

We hope that you will be able to review these responses fairly quickly so that we can move forward to an effective date.

Sincerely,

/s/W. Scott Lawler

W. Scott Lawler